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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    285835 10 4
                                 --------------
                                 (CUSIP Number)

                                   Philip Yee
                Secretary, Treasurer and Chief Financial Officer
                       Electronic Sensor Technology, Inc.
                           1077 Business Center Circle
                         Newbury Park, California 91320
                                 (805) 480-1994
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                               Neil W. Rust, Esq.
                                White & Case LLP
                        633 West Fifth Street, Suite 1900
                          Los Angeles, California 90071
                                 (213) 620-7700

                                December 29, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 285835 10 4

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1      NAME OF REPORTING PERSON                                  3 Springs, LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS                                                       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware

    NUMBER OF   ------------------------------------------------
     SHARES      7    SOLE VOTING POWER                                       0
  BENEFICIALLY        ------------------------------------------
    OWNED BY     8    SHARED VOTING POWER                          3,853,160(1)
       THE            ------------------------------------------
    REPORTING    9    SOLE DISPOSITIVE POWER                                  0
   PERSON WITH        ------------------------------------------
                 10   SHARED DISPOSITIVE POWER                     3,853,160(1)
                      ------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
       REPORTING PERSON                                            3,853,160(1)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                              [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              7.08%(2)
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14     TYPE OF REPORTING PERSON                                              OO
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(1) Includes 3,595,913 shares of Electronic Sensor Technology, Inc.'s common stock, par value $0.001 per share (the "Common Stock") and 257,247 shares of Common Stock underlying warrants exercisable within 60 days of December 29, 2006.

(2) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by 3 Springs, LLC, including shares of Common Stock that 3 Springs, LLC has the right to acquire within 60 days pursuant to warrants, divided by 54,173,745, which represents the total number of shares of Common Stock issued and outstanding as of December 29, 2006, plus the shares of Common Stock that 3 Springs, LLC has the right to acquire within 60 days pursuant to warrants.

CUSIP No. 285835 10 4

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1      NAME OF REPORTING PERSON                                   Francis Chang

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [X]
                                                                        (b) [ ]
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3      SEC USE ONLY
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4      SOURCE OF FUNDS                                                       OO
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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            [ ]
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6      CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

    NUMBER OF   ------------------------------------------------
     SHARES      7    SOLE VOTING POWER                               80,000(1)
  BENEFICIALLY        ------------------------------------------
    OWNED BY     8    SHARED VOTING POWER                          3,853,160(2)
       THE            ------------------------------------------
    REPORTING    9    SOLE DISPOSITIVE POWER                          80,000(1)
   PERSON WITH        ------------------------------------------
                 10   SHARED DISPOSITIVE POWER                     3,853,160(2)
                      ------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
       REPORTING PERSON                                         3,933,160(1)(2)
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                              [ ]
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              7.22%(3)
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14     TYPE OF REPORTING PERSON                                              IN
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(1) Includes 80,000 shares of Common Stock underlying an option owned by Francis Chang exercisable within 60 days of December 29, 2006.

(2) Includes 3,595,913 shares of Common Stock and 257,247 shares of Common Stock underlying warrants exercisable within 60 days of December 29, 2006 owned by 3 Springs, LLC and beneficially owned by Francis Chang by virtue of his position as sole member of 3 Springs, LLC.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, including shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants, divided by 54,173,745, which represents the total number of shares of Common Stock issued and outstanding as of December 29, 2006, plus the shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Electronic Sensor Technology, Inc., a Nevada corporation (the "Issuer"), held by the persons identified herein. The address of the principal executive office of Issuer is 1077 Business Center Circle, Newbury Park, California 91320.

ITEM 2.  IDENTITY AND BACKGROUND

     This Schedule 13D is filed jointly by Francis Chang, a United States citizen, and 3 Springs, LLC, a Delaware limited liability company ("3 Springs"; Mr. Chang and 3 Springs are each sometimes referred to herein as "Reporting Person" and are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 3 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Attached hereto as Exhibit 99.1, and incorporated herein by reference, is a Joint Filing Agreement among Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Persons.

     Mr. Chang is retired and he currently serves as a director of Issuer.
Mr. Chang has served as a director of Issuer since January 31, 2005 and served as Secretary, Treasurer and Vice President of Finance and Administration from February 1, 2005 through November 1, 2006. Mr. Chang was the Vice President of Finance and Operations of Electronic Sensor Technology, L.P. from March 1995 through February 2005. Mr. Chang does not serve as a director of any other publicly reporting company.

     Mr. Chang is the sole member of 3 Springs. 3 Springs is an investment holding company. The address of the principal business office of each of Mr. Chang and 3 Springs is c/o Electronic Sensor Technology, Inc., 1077 Business Center Circle, Newbury Park, California 91320.

     Neither of the Reporting Persons, nor to the best knowledge of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Issuer was incorporated under the laws of the state of Nevada as Bluestone Ventures Inc. ("Bluestone") on July 12, 2000. Issuer changed its name to Electronic Sensor Technology, Inc. on January 26, 2005 in connection with the acquisition by merger of the parent companies of Electronic Sensor Technology, L.P. (the acquisition, as more fully described below, referred to herein as the "Transaction").

     On February 1, 2005, pursuant to the terms of an Agreement and Plan of Merger by and among Issuer, Amerasia Technology, Inc. ("Amerasia Technology") holder of approximately 55% of the partnership interests of Electronic Sensor Technology, L.P., L&G Sensor Technology, Inc. ("L&G Sensor Technology") holder of approximately 45% of the partnership interests of Electronic Sensor Technology, L.P., Amerasia Acquisition Corp., a wholly-owned subsidiary of Issuer, and L&G Acquisition Corp., a wholly-owned subsidiary of Issuer, Issuer acquired 100% of the outstanding equity partnership interests of Electronic Sensor Technology, L.P. Under the Agreement and Plan of Merger:

    (i) Amerasia Technology merged with and into Amerasia Acquisition Corp. such that it became a wholly-owned subsidiary of Issuer;

    (ii) L&G Sensor Technology merged with and into L&G Acquisition Corp. such that L&G Sensor Technology became a wholly-owned subsidiary of Issuer;

    (iii) as a result of the mergers of (i) and (ii), Issuer indirectly acquired the partnership interests of Electronic Sensor Technology, L.P.; and

    (iv) Issuer issued 20,000,000 shares of its Common Stock to the shareholders of Amerasia Technology and L&G Sensor Technology.

     Prior to the Transaction, Mr. Chang owned 30.21% of the outstanding shares of Amerasia Technology. Pursuant to the Agreement and Plan of Merger, Mr. Chang had the right to receive 3,081,421 shares of Bluestone common stock in exchange for his shares of Amerasia Technology, which he assigned to 3 Springs and such shares were issued to 3 Springs in the Transaction.

     Prior to the Transaction, Electronic Sensor Technology, L.P. entered into Debt Conversion Agreements with holders of its outstanding debt, including
Mr. Chang and Amerasia Technology. Pursuant to the Debt Conversion Agreement with Mr. Chang, Electronic Sensor Technology, L.P. agreed to convert $226,720 of debt into the right to receive 226,720 shares of Bluestone common stock and a warrant to purchase 113,360 shares of Bluestone common stock at $1.00 per share, exercisable only if the trading price of such stock is at least $1.50 per share, which Mr. Chang assigned to 3 Springs. Pursuant to the Debt Conversion Agreement with Amerasia Technology, Electronic Sensor Technology, L.P. agreed to convert $952,577 of debt into the right to receive 952,577 shares of Bluestone common stock and warrants to purchase 476,289 shares of Bluestone common stock at $1.00 per share, exercisable only if the trading price of such stock is at least $1.50 per share. Following the Transaction, Issuer issued such common stock and warrants to the former debtholders of Electronic Sensor Technology, L.P., of which 3 Springs received (i) 226,720 shares and a warrant to purchase 113,360 shares by virtue of the debt owed to Mr. Chang and (ii) 287,773 shares and a warrant to purchase 143,887 shares, which represented Mr. Chang's portion of the shares and warrants received by Amerasia Technology and distributed to its shareholders.

     Mr. Chang was granted an option to purchase 80,000 limited partnership interests of Electronic Sensor Technology, L.P. at $1.00 per limited partnership interest on December 31, 2003. Such option was terminated, pursuant to a Termination Agreement, in connection with the Transaction and was replaced with an option to purchase 80,000 shares of Common Stock at $1.00 per share.

     The summary descriptions contained in this Schedule 13D of the Agreement and Plan of Merger and other related agreements and documents do not purport to be complete and are qualified in their entirety by reference to the complete texts of such agreements and documents listed in Item 6 and incorporated herein by reference.

ITEM 4.  PURPOSE OF TRANSACTION

     The Reporting Persons engaged in the Transaction (as described in Item 3 above) based on the belief that the transaction would, among other things, (a) provide the Issuer's business with increased access to capital, (b) enhance the competitive position of the Issuer's business and (c) allow the Issuer's business to expand its research and development, product commercialization and manufacturing efforts.

     Neither Mr. Chang nor 3 Springs has any plans or proposals of the types set forth in clauses (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) There were 54,173,745 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding as of the close of business on December 29, 2006. Each shareholder is entitled to one vote for each share of Common Stock on all matters submitted to a shareholder vote. As of the date hereof, 3 Springs has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote and shared dispositive power over (i) 3,595,913 shares of Common Stock and (ii) 257,247 shares of Common Stock underlying warrants, which represent approximately 7.08% of the shares of Common Stock deemed to be issued and outstanding as of December 29, 2006, taking into account the total amount of outstanding shares of Common Stock beneficially owned by 3 Springs, including shares of Common Stock that 3 Springs has the right to acquire within 60 days pursuant to warrants, divided by 54,173,745, plus the shares of Common Stock that 3 Springs has the right to acquire within 60 days pursuant to warrants. Beneficial and percentage ownership by each of the Reporting Persons of Common Stock, and voting power held by each Reporting Person, reported in this Item 5 is based on the foregoing and is limited to the number of shares of Common Stock such Reporting Person may acquire within 60 days of December 29, 2006.

     Mr. Chang beneficially owns 80,000 shares of Common Stock underlying an option exercisable within 60 days of December 29, 2006, and by virtue of his position as sole member of 3 Springs, beneficially owns (i) 257,247 shares of Common Stock underlying warrants exercisable within 60 days of December 29, 2006 and held by 3 Springs and (ii) 3,595,913 shares of Common Stock held by 3 Springs, which, in the aggregate, represent approximately 7.22% of the Common Stock deemed issued and outstanding as of December 29, 2006, taking into account the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, including shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants, divided by 54,173,745, plus the shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants. Mr. Chang has sole voting and dispositive power with respect to the 80,000 shares of Common Stock underlying the option held by Mr. Chang and exercisable within 60 days of December 29, 2006. 3 Springs and Mr. Chang share voting power and dispositive power with respect to the 3,595,913 shares of Common Stock and 257,247 shares of Common Stock underlying warrants held by 3 Springs.

     (c) Neither of the Reporting Persons has effected any transaction in the Issuer's securities in the last 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Mr. Chang is the sole member of 3 Springs.

     As part of the Transaction, Mr. Chang entered into or approved the following agreements:

    (a) Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from Exhibit 10.1 of Issuer's Form 8-K filed on February 7, 2005), the form of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

    (b) Termination Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Francis Chang, attached hereto as Exhibit 99.3 and incorporated herein by reference, pursuant to which all prior option agreements by and between Electronic Sensor Technology, L.P. and Francis Chang were terminated and replaced with an option to purchase shares of Bluestone.

    (c) Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Francis Chang, attached hereto as Exhibit 99.4 and incorporated herein by reference, pursuant to which the debt owed by Electronic Sensor Technology, L.P. to Francis Chang was converted into the right to receive securities of Bluestone.

    (d) Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Amerasia Technology, Inc., attached hereto as
Exhibit 99.5 and incorporated herein by reference, pursuant to which the debt owed by Electronic Sensor Technology, L.P. to Amerasia Technology was converted into the right to receive securities of Bluestone.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 24.1   Power of Attorney for Francis Chang.

Exhibit 24.2   Power of Attorney for 3 Springs, LLC.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of January 8, 2007.

Exhibit 99.2 Form of Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from
               Exhibit 10.1 of Issuer's Form 8-K filed on February 7, 2005).

Exhibit 99.3 Termination Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Francis Chang.

Exhibit 99.4 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Francis Chang.

Exhibit 99.5 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Amerasia Technology, Inc.

                                  *     *     *

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 8, 2007


                                       /s/ Philip Yee
                                       -----------------------------------------
                                       Name: Philip Yee
                                       Title: Attorney-in-Fact for Francis Chang


Date: January 8, 2007                  3 SPRINGS, LLC


                                       /s/ Philip Yee
                                       -----------------------------------------
                                       Name: Philip Yee
                                       Title: Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit        Description
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Exhibit 24.1   Power of Attorney for Francis Chang.

Exhibit 24.2   Power of Attorney for 3 Springs, LLC.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of January 8, 2007.

Exhibit 99.2 Form of Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from
               Exhibit 10.1 of Issuer's Form 8-K filed on February 7, 2005).

Exhibit 99.3 Termination Agreement dated January 22, 2005 between Electronic Sensor Technology, L.P. and Francis Chang.

Exhibit 99.4 Debt Conversion Agreement dated January 22, 2005 between Electronic Sensor Technology, L.P. and Francis Chang.

Exhibit 99.5 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Amerasia Technology, Inc.